Exhibit 99.1

Ecopetrol focused on restoring normal operations, despite public security events against petroleum infrastructure

Ecopetrol (BVC: ECOPETROL; NYSE: EC) reports that in response to the public security situations that arose last week in various regions of the country, the company has activated the necessary HSE (safety and environmental) protocols and is working on normalizing the operations of its oil and transport infrastructure and restoring operations in the affected fields.

Although operations were impacted by the irregular events, there has been no material effect on Ecopetrol’s annual production to date.

The public security situations to which we are referring and the actions taken by Ecopetrol are the following:

-	The Department of Meta saw acts of sabotage and vandalism against the company’s infrastructure in the cities of Acacías and Castilla La Nueva, as well as threats to direct workers and contractors. These actions necessitated the temporary suspension of operations in the Castilla, Chichimene and CPO-09 fields. As a result of the contingency plan deployed by the Company, activity has now resumed at some 50% of the affected wells.

-	On Wednesday, February 14, the Department of Casanare saw an attack against the Liria YD2 and YD36 production wells in the Cupiagua-Recetor field, and on Thursday, February 15, another attack against the Caño Limón-Coveñas Oil Pipeline in the city of Toledo, in Norte de Santander. In response to these events, the company has been taking all necessary measures to minimize the impact of the attacks on its infrastructure.

Ecopetrol reiterates its commitment to restoring operations in accordance with safety and environmental protocols.

Bogotá, February 16, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Capital Markets Manager

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co